Trent C.A. Mell
Direct Line: (416) 360-7971 x225
Direct Fax: (416) 360-7709
tmell@nap.com

January 7, 2010

VIA EDGAR

Mr. Kevin Dougherty
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Dougherty:

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 40-F for the fiscal year ended December 31, 2008 of North American Palladium Ltd.

This letter sets out the responses of North American Palladium Ltd., a corporation existing under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated December 30, 2009 (the "Comment Letter") with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, as amended, originally filed with the Commission on March 17, 2009 via EDGAR (the "Annual Report").

For the convenience of the Staff, the text of the comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 40-F for the Fiscal Year Ended December 31, 2008

A.  Disclosure Controls and Procedures

1.
Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), are effective.  Rule 13a-15(e) provides that the term "disclosure controls and procedures" means controls and other procedures of an issuer that are "designed to ensure that information required to be disclosed by the issuer in

U.S. Securities and Exchange Commission
January 7, 2010

the reports that it files or submits under the Act… is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms."  Rule 13a-15(e) also provides that disclosure controls and procedures "include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer...is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure."  In future filings, please revise your disclosure to clarify whether your disclosure controls and procedures, as defined under Rule 13a-15(e), were effective as of the end of the relevant period.

In future filings, the Company will revise its disclosure to clarify whether its disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), were effective as of the end of the relevant period.

B. Management's Report on Internal Control Over Financial Reporting

2.
We note your disclosure that your officers certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.  Please clarify whether management's report also address the effectiveness of your "internal control over financial reporting" as such term is defined in Exchange Act Rule 13a-15(f).  See Form 40-F General Instruction B(6)(c).

In the third paragraph under "Management's Discussion and Analysis of Operations and Financial Position—Internal Control over Financial Reporting", included in Exhibit 1.2 to the Annual Report, the Company notes that: "the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer concluded that the design and operation of [the Company's] internal control over financial reporting were effective as of December 31, 2008."  The internal control over financial reporting reported on by management is as defined in Rule 13a-15(f) under the Exchange Act.  In future filings, the Company will clarify that management's report addresses the effectiveness of the Company's internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.

U.S. Securities and Exchange Commission
January 7, 2010

Changes in Internal Control Over Financial Reporting

3.
We note your disclosure that "[s]ince the most recent evaluation" of your internal control over financial reporting, there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please clarify whether there has been any such change during the period covered by your annual report.  See Form 40-F General Instruction B(6)(e).

Rule 13a-15(c) under the Exchange Act provides that "[management] must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness, as of the end of each fiscal year, of the issuer's internal control over financial reporting" [emphasis added].  Pursuant to Rule 13a-15(c) under the Exchange Act, management of the Company assessed the effectiveness of the Company's internal control over financial reporting as at each of December 31, 2007 and December 31, 2008 (the Company's fiscal year-end is December 31).  The Company did not evaluate its internal control over financial reporting during the interim period between January 1, 2008 and December 31, 2008.  Therefore, in the context of the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, the following three statements are synonymous:

(a)
"During the period covered by this Annual Report on Form 40-F, there have been no changes in the [Company's] internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the [Company's] internal control over financial reporting".

(b)
"Since December 31, 2007, there have been no changes in the [Company's] internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the [Company's] internal control over financial reporting".

(c)
"Since the most recent evaluation of the [Company's] internal control over financial reporting, there have been no changes in the [Company's] internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the [Company's] internal control over financial reporting."

U.S. Securities and Exchange Commission
January 7, 2010

The Company has therefore complied, in substance, with the requirement of General Instruction B(6)(e) of Form 40-F.  Notwithstanding the above, in future filings, the Company will ensure that its response to General Instruction B(6)(e) of Form 40-F conforms to the exact language of such General Instruction.

In connection with this response letter, the Company hereby confirms and acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please telephone the undersigned at (416) 360-7971 x225 if you have any questions or need additional information.

Yours truly,

/s/ Trent Mell

Trent Mell, Esq.
Vice President, General Counsel
& Corporate Secretary

cc:	Jeffrey A. Swinoga (North American Palladium Ltd.)
Riccardo Leofanti, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Ryan J. Dzierniejko, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)